SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2002

FRESENIUS MEDICAL CARE CORPORATION

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

FRESENIUS MEDICAL CARE AG

Page

PART I
FINANCIAL INFORMATION
ITEM 1
Financial Statements
Condensed Consolidated Statements of Earnings	1
Condensed Consolidated Balance Sheets	3
Condensed Consolidated Statements of Cash Flows	4
Condensed Consolidated Statement of Shareholders’ Equity	5
Notes to Condensed Consolidated Financial Statements	6
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations	28
ITEM 3
Quantitative and Qualitative Disclosures About Market Risk	43
PART II
OTHER INFORMATION
ITEM 1
Legal Proceedings	45
ITEM 4
Submission of Matters to a Vote of Security Holders	47
ITEM 6
Exhibits and Reports on Forms 8-K/6-K
(a) Exhibits	48
(b) Reports on Form 8-K/6-K	48
Signatures	49

(i)

FRESENIUS MEDICAL CARE AG

PART I
FINANCIAL INFORMATION

ITEM 1
Financial Statements

Condensed Consolidated Statements of Earnings

For the three months ended June 30, 2002 and 2001
(unaudited)
(in thousands, except share and per share data)

	2002	2001

Net revenue:
Dialysis Care	$911,765	$882,559
Dialysis Products	342,515	318,721

	1,254,280	1,201,280
Costs of revenue:
Dialysis Care	666,039	617,106
Dialysis Products	180,805	174,073

	846,844	791,179
Gross profit	407,436	410,101
Operating expenses:
Selling, general and administrative	226,433	236,111
Research and development	10,584	8,369

Operating income	170,419	165,621
Other (income) expense:
Interest income	(3,721)	(2,547)
Interest expense	55,034	59,275

Income before income taxes and minority interest	119,106	108,893
Income tax expense	44,093	46,807
Minority interest	761	471

Net income	$74,252	$61,615

Basic and fully diluted income per Ordinary share	$0.77	$0.64

Basic and fully diluted income per Preference share	$0.78	$0.65

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

PART I
FINANCIAL INFORMATION

ITEM 1
Financial Statements

Condensed Consolidated Statements of Earnings

For the six months ended June 30, 2002 and 2001
(unaudited)
(in thousands, except share and per share data)

	2002	2001

Net revenue:
Dialysis Care	$1,792,941	$1,732,543
Dialysis Products	647,843	628,227

	2,440,784	2,360,770
Costs of revenue:
Dialysis Care	1,319,467	1,216,356
Dialysis Products	336,559	344,533

	1,656,026	1,560,889
Gross profit	784,758	799,881
Operating expenses:
Selling, general and administrative	420,551	460,609
Research and development	19,893	16,336

Operating income	344,314	322,936
Other (income) expense:
Interest income	(5,950)	(5,376)
Interest expense	110,501	114,893

Income before income taxes and minority interest	239,763	213,419
Income tax expense	88,681	96,499
Minority interest	1,621	798

Income before extraordinary item	149,461	116,122
Extraordinary loss on early redemption of trust preferred securities, net of tax benefit of $7,740	11,777	—

Net income	$137,684	$116,122

Basic and fully diluted income before extraordinary item per Ordinary share	$1.54	$1.20

Basic and fully diluted income per Ordinary share	$1.42	$1.20

Basic and fully diluted income before extraordinary item per Preference share	$1.57	$1.23

Basic and fully diluted income per Preference share	$1.45	$1.23

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

Condensed Consolidated Balance Sheets
At June 30, 2002 and December 31, 2001
(in thousands, except share and per share data)

	2002	2001

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$60,035	$61,572
Trade accounts receivable, less allowance for doubtful accounts of $156,121 in 2002 and $138,128 in 2001	882,862	884,727
Accounts receivable from related parties	47,220	37,092
Inventories	382,252	346,389
Prepaid expenses and other current assets	244,923	222,135
Deferred taxes	218,143	227,214

Total current assets	1,835,435	1,779,129
Property, plant and equipment, net	877,222	838,583
Intangible assets, net, excluding goodwill	566,799	576,301
Goodwill, net	3,141,649	3,105,722
Deferred taxes	44,441	35,192
Other assets	224,262	181,083

Total assets	$6,689,808	$6,516,010

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$219,906	$198,287
Accounts payable to related parties	92,628	80,454
Accrued expenses and other current liabilities	415,320	409,047
Accrual for special charge for Legal Matters	212,945	221,812
Short-term borrowings	123,027	93,411
Short-term borrowings from related parties	—	15,005
Current portion of long-term debt and capital lease obligations	166,184	164,959
Income tax payable	189,249	176,249
Deferred taxes	21,060	17,999

Total current liabilities	1,440,319	1,377,223
Long-term debt and capital lease obligations, less current portion	1,089,439	735,769
Other liabilities	121,901	123,845
Pension liabilities	62,165	70,582
Deferred taxes	169,703	142,846
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	1,121,765	1,428,768
Minority interest	20,770	20,233

Total liabilities	4,026,062	3,899,266
Shareholders’ equity:
Preference shares, no par, €2.56 nominal value, 53,597,700 shares authorized, 26,188,575 issued and outstanding	69,540	69,512
Ordinary shares, no par, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,736,413	2,735,265
Retained earnings (deficit)	2,489	(58,452)
Accumulated other comprehensive loss	(374,190)	(359,075)

Total shareholders’ equity	2,663,746	2,616,744

Total liabilities and shareholders’ equity	$6,689,808	$6,516,010

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

Condensed Consolidated Statements of Cash Flows
For the six months ended June 30, 2002 and 2001
(unaudited)
(in thousands, except share and per share data)

	2002	2001

Operating Activities:
Net income	$137,684	$116,122
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Depreciation and amortization	104,982	161,201
Extraordinary loss on early redemption of trust preferred securities, net of tax	11,777	—
Change in deferred taxes, net	17,866	23,533
(Gain) Loss on sale of fixed assets	(175)	212
Compensation expense related to stock options	717	2,077
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:
Trade accounts receivable, net	(6,694)	(113,851)
Inventories	(21,709)	(34,330)
Prepaid expenses, other current and non-current assets	(2,491)	(32,016)
Accounts receivable from/ payable to related parties	(1,638)	8,804
Accounts payable, accrued expenses and other current and non-current liabilities	(5,240)	(18,821)
Income tax payable	8,804	32,641

Net cash provided by operating activities	243,883	145,572

Investing Activities:
Purchases of property, plant and equipment	(115,772)	(132,669)
Proceeds from sale of property, plant and equipment	26,320	14,791
Acquisitions and investments, net of cash acquired	(39,771)	(154,408)

Net cash used in investing activities	(129,223)	(272,286)

Financing Activities:
Proceeds from short-term borrowings	53,741	54,958
Repayments of short-term borrowings	(38,793)	(27,471)
Proceeds from short-term borrowings from related parties	14,653	20,588
Repayments of short-term borrowings from related parties	(29,658)	(171,069)
Payments on obligation related to 1999 Settlement	—	(85,920)
Proceeds from long-term debt	437,133	344,172
Principal payments of long-term debt and capital lease obligations	(116,031)	(400,995)
Proceeds from issuance of trust preferred securities	—	470,598
Redemption of trust preferred securities	(376,200)	—
Increase of accounts receivable securitization program	14,026	10,868
Proceeds from exercise of stock options	459	611
Dividends paid	(76,743)	(65,782)
Change in minority interest	471	(1,546)

Net cash (used in) provided by financing activities	(116,942)	149,012

Effect of exchange rate changes on cash and cash equivalents	745	(9,638)

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	(1,537)	12,660
Cash and cash equivalents at beginning of period	61,572	64,577

Cash and cash equivalents at end of period	$60,035	$77,237

See accompanying notes to unaudited condensed consolidated financial statements

FRESENIUS MEDICAL CARE AG

Condensed Consolidated Statements of Shareholders’ Equity
For the six months ended June 30, 2002
(unaudited)
(in thousands, except share and per share data)

							Accumulated other
							comprehensive loss
	Preference Shares		Ordinary Shares
					Additional	Retained	Foreign
	Number of	No par	Number of	No par	paid in	earnings	currency	Cash Flow
	shares	value	shares	value	capital	(deficit)	translation	Hedges	Total

Balance at December 31, 2001	26,176,508	$69,512	70,000,000	$229,494	$2,735,265	$(58,452)	$(308,392)	$(50,683)	$2,616,744
Proceeds from exercise of options	12,067	28			431				459
Compensation expense related to stock options					717				717
Dividends paid						(76,743)			(76,743)
Comprehensive income (loss):
Net income						137,684			137,684
Change in other comprehensive loss related to cash flow hedges								29,475	29,475
Foreign currency translation adjustment							(44,590)		(44,590)

Comprehensive Income:									122,569

Balance at June 30, 2002	26,188,575	$69,540	70,000,000	$229,494	$2,736,413	$2,489	$(352,982)	$(21,208)	$2,663,746

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements

(unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company

      Fresenius Medical Care AG (“FMC” or the “Company”) is a German stock corporation (Aktiengesellschaft). The Company is primarily engaged in (i) providing kidney dialysis services, clinical laboratory testing and renal diagnostic services and (ii) manufacturing and distributing products and equipment for dialysis treatment.

Basis of Presentation

a)	Basis of Consolidation

      The condensed consolidated financial statements at June 30, 2002 and for the three and six month periods ended June 30, 2002 and 2001 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2001 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

      The results of operations for the six month period ended June 30, 2002 are not necessarily indicative of the results of operations for the fiscal year ending December 31, 2002.

b)	Classifications

      Certain items in prior years’ unaudited condensed consolidated financial statements have been reclassified to conform with the current year’s presentation.

2.	Special Charge for 1999 Settlement

      On January 18, 2000, Fresenius Medical Care Holdings, Inc. (“FMCH”), National Medical Care, Inc. (“NMC”) and certain other affiliated companies executed definitive agreements with the United States Government to settle (i) matters concerning violations of federal laws then under investigation and (ii) National Medical Care, Inc.’s claims with respect to outstanding Medicare receivables for intradialytic parenteral nutrition therapy (collectively, the “Settlement”). In anticipation of the Settlement, the Company recorded a special pre-tax charge against its consolidated earnings in 1999 totaling $601,000 ($419,000 after tax).

      During the first six months of 2001, FMCH made the final payments to the U.S. Government of $85,920 pursuant to the Settlement. In addition, FMCH received a final payment of $5,200 in the first quarter of 2001 from the U.S. Government related to FMCH’s claims for outstanding Medicare receivables. A letter of credit issued to the U.S. Government, purchased to secure the settlement payment obligation, was closed out with FMCH’s last payment.

3.	Special Charge for Legal Matters

      In the fourth quarter of 2001, the Company recorded a $258,159 ($177,159 after tax) special charge to address 1996 merger-related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers (Note 12). The special charge consisted primarily of three major components relating to (i) the W.R. Grace bankruptcy, (ii) litigation with commercial insurers and (iii) other legal matters.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      The Company assessed the extent of potential liabilities as a result of the W.R. Grace Chapter 11 proceedings (Note 12). The Company accrued $172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of W.R. Grace’s Chapter 11 filing. In addition, that amount included the costs of defending the Company in litigation arising out of W.R. Grace’s Chapter 11 filing.

      The Company has finalized a settlement with Aetna Life Insurance Company and certain of its affiliates (“Aetna”) in regards to billing practice litigation (Note 12). The Company included in the special charge the amount of $55,489 to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable for Aetna and the other commercial litigants. The Company believes that the accrual reasonably estimates the costs and expenses associated with Aetna’s settlement.

      The $30,636 remaining amount of the special charge was accrued mainly for (i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters.

      At June 30, 2002, there is a remaining balance of $212,945 for the accrual for the special charge for legal matters. During the six months ended June 30, 2002, $2,291 was reclassed from accrued expenses to the accrued special charge for legal matters and $11,158 in payments were applied against it, of which $6,796 was applied in the second quarter.

4.	Business Combinations — Adoption of Statement No. 141

      In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

      The Company adopted the provisions of SFAS No. 141 immediately and any goodwill and any intangible asset determined to have an indefinite useful life acquired in a business combination initiated or completed after June 30, 2001 is not amortized, but is evaluated for impairment. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were amortized until the adoption of SFAS No. 142 on January 1, 2002 (Note 5).

5.	Goodwill and Other Intangible Assets — Adoption of Statement No. 142

      In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives will continue to be amortized over their respective estimated useful lives. We adopted the provisions of SFAS No. 142 effective January 1, 2002.

      The Company calculated the impact of SFAS No. 142 with regard to whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle. There are no transitional impairment losses to be recognized.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      Had the Company determined amortization expense under SFAS No. 142 in 2001, the Company’s income before extraordinary item and net income recognized in the three and six-month periods ended June 30, 2001 would have been increased to the amounts indicated below:

	For the three months
	ended June 30,

	2002	2001

Net income adjusted	$74,252	$86,630

	For the six months ended
	June 30,

	2002	2001

Income before extraordinary item adjusted	$149,461	$168,556
Net income adjusted	137,684	168,556

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      Reconciliation of net income to adjusted net income and earnings per share to adjusted earnings per share.

	For the three months
	ended June 30,

	2002	2001

Reported net income	$74,252	$61,615
Add back: Goodwill amortization		20,008
Add back: Tradename amortization		946
Add back: Assembled workforce amortization		3,056
Add back: Other intangibles with indefinite useful lives amortization		1,005

Adjusted net income	$74,252	$86,630

Basic income per Ordinary share:
Reported net income	$0.77	$0.64
Goodwill amortization		0.21
Tradename amortization		0.01
Assembled workforce amortization		0.03
Other intangibles with indefinite useful lives amortization		0.01

Adjusted net income	$0.77	$0.90

Fully diluted income per Ordinary share:
Reported net income	$0.77	$0.64
Goodwill amortization		0.20
Tradename amortization		0.01
Assembled workforce amortization		0.03
Other intangibles with indefinite useful lives amortization		0.01

Adjusted net income	$0.77	$0.89

Basic and fully diluted income per Preference share:
Reported net income	$0.78	$0.65
Goodwill amortization		0.21
Tradename amortization		0.01
Assembled workforce amortization		0.03
Other intangibles with indefinite useful lives amortization		0.01

Adjusted net income	$0.78	$0.91

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the six months ended
	June 30,

	2002	2001

Reported net income	$137,684	$116,122
Add back: Goodwill amortization		42,980
Add back: Tradename amortization		1,899
Add back: Assembled workforce amortization		5,545
Add back: Other intangibles with indefinite useful lives amortization		2,010

Adjusted net income	$137,684	$168,556

Basic income per Ordinary share:
Reported net income	$1.42	$1.20
Goodwill amortization		0.45
Tradename amortization		0.02
Assembled workforce amortization		0.06
Other intangibles with indefinite useful lives amortization		0.02

Adjusted net income	$1.42	$1.75

Fully diluted income per Ordinary share:
Reported net income	$1.42	$1.20
Goodwill amortization		0.44
Tradename amortization		0.02
Assembled workforce amortization		0.06
Other intangibles with indefinite useful lives amortization		0.02

Adjusted net income	$1.42	$1.74

Basic income per Preference share:
Reported net income	$1.45	$1.23
Goodwill amortization		0.45
Tradename amortization		0.02
Assembled workforce amortization		0.06
Other intangibles with indefinite useful lives amortization		0.02

Adjusted net income	$1.45	$1.78

Fully diluted income per Preference share:
Reported net income	$1.45	$1.23
Goodwill amortization		0.44
Tradename amortization		0.02
Assembled workforce amortization		0.06
Other intangibles with indefinite useful lives amortization		0.02

Adjusted net income	$1.45	$1.77

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

6.	Redemption of Trust Preferred Securities

      On February 14, 2002, FMC redeemed the entire $360,000 aggregate liquidation amount outstanding of its 9% Trust Preferred Securities due 2006, utilizing funds borrowed under FMC’s senior credit facility. The terms of the securities, which were issued in 1996, provided for optional redemption commencing December 1, 2001 at a redemption price of 104.5% of the liquidation amount, plus distributions accrued to the redemption. On January 15, 2002, State Street Bank and Trust Company, as trustee, issued a redemption notice to security holders announcing that FMC had exercised its option to redeem and would redeem the securities on February 14, 2002 at a price of $1,045 per $1,000 liquidation amount plus accrued distributions of $18.25 per $1,000. An extraordinary loss of $11,777 was incurred as a result of the early redemption of debt, consisting of $16,200 of redemption premiums and $3,317 of write-off of associated debt issuance costs, net of a $7,740 tax benefit.

7.	Acquisitions

      Through June 30, 2002, the Company acquired certain health care and distribution facilities for a total consideration of $47,063. $41,142 of the total consideration was paid in cash.

8.	Inventories

      As of June 30, 2002 and December 31, 2001, inventories consisted of the following:

	June 30,	December 31,
	2002	2001

Raw materials and purchased components	$79,482	$67,415
Work in process	30,476	23,744
Finished goods	199,933	181,846
Health care supplies	72,361	73,384

Inventories	$382,252	$346,389

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

9.	Intangible Assets Excluding Goodwill

      The gross carrying value and accumulated amortization of intangible assets are as follows:

	June 30, 2002		December 31, 2001

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Subject to amortization
Patient relationships	$249,554	$(177,073)	$241,192	$(157,173)
Patents	13,993	(11,446)	12,795	(10,275)
Distribution rights	9,728	(5,046)	8,115	(4,004)
Other	151,540	(67,448)	138,897	(56,004)

	424,815	(261,013)	400,999	(227,456)

Not subject to amortization
Tradename	252,881	(32,940)	252,595	(32,893)
Management Contracts	204,964	(21,908)	204,964	(21,908)

Intangible assets	$882,660	$(315,861)	$858,558	$(282,257)

      Amortization expense for amortizable intangible assets at June 30, 2002 is estimated to be $22,492 for the remainder of 2002, $27,667 for 2003, $22,713 for 2004, $18,569 for 2005, and $14,684 for 2006.

10. Shareholders’ Equity

      During the six months ended June 30, 2002, 22,628 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 7,543 Ordinary shares to employees and remitted approximately $76 to the Company. During the same period, no Rollover Plan options were canceled. These funds have been accounted for as a capital contribution within additional paid-in capital.

      During the six months ended June 30, 2002, 9,797 Preference shares were issued upon exercise of stock options under FMC 98 Plan 1. The $310 proceeds were accounted for as an increase in capital. Under FMC 98 Plan 2, 2,270 Preference shares were issued upon exercise of stock options. The $73 proceeds were accounted for as an increase in capital. During the same period, 29,723 stock options were cancelled under FMC 98 Plan 1 and 2,111 were cancelled under FMC 98 Plan 2.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      The following tables are reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for each of the three and six-month periods ended June 30, 2002 and 2001.

	For the three months ended
	June 30,

	2002	2001

Numerators:
Net income	$74,252	$61,615
less:
Preference on Preference shares	360	340

Net income available to all classes of shares	$73,892	$61,275

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,187,173	26,029,878

Total weighted average shares outstanding	96,187,173	96,029,878
Potentially dilutive Preference shares	189,846	417,309

Total weighted average shares outstanding assuming dilution	96,377,019	96,447,187
Total weighted average Preference shares outstanding assuming dilution	26,377,019	26,447,187
Basic income per Ordinary share	$0.77	$0.64
Plus preference per Preference shares	0.01	0.01

Basic income per Preference share	$0.78	$0.65

Fully diluted income per Ordinary share	$0.77	$0.64
Plus preference per Preference share assuming dilution	0.01	0.01

Fully diluted income (loss) per Preference share	$0.78	$0.65

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the six months ended
	June 30,

	2002	2001

Numerators:
Net income before extraordinary item	$149,461	$116,122
less:
Preference on Preference shares	699	693

Net income available to all classes of shares before extraordinary item	$148,762	$115,429

Extraordinary loss on early redemption of trust preferred securities, net of tax benefit of $7,740	$(11,777)	—
Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,181,918	25,962,598

Total weighted average shares outstanding	96,181,918	95,962,598
Potentially dilutive Preference shares	218,451	375,027

Total weighted average shares outstanding assuming dilution	96,400,369	96,337,625
Total weighted average Preference shares outstanding assuming dilution	26,400,369	26,337,625
Basic income per Ordinary share before extraordinary item	$1.55	$1.20
Plus preference per Preference share	0.02	0.03

Basic income per Preference share before extraordinary item	$1.57	$1.23

Extraordinary loss	$(0.13)	—
Fully diluted income per Ordinary share before extraordinary item	$1.54	$1.20
Plus preference per Preference share assuming dilution	0.03	0.03

Fully diluted income per Preference share before extraordinary item	$1.57	$1.23

Extraordinary loss	$(0.13)	—

11.     Pension Plans

      During the first quarter of 2002, the Company recorded a gain of approximately $13.1 million resulting from the curtailment of the Company’s defined benefit and supplemental executive retirement plans. The Company has retained all employee pension obligations as of the closing date for the fully vested and frozen benefits for all employees.

12.     Commitments and Contingencies

Legal Proceedings

     Commercial Litigation

      The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was Grace’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. Proceedings have been brought against W.R. Grace & Co. and the Company by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., principally alleging that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. See discussion of “Mesquita v. W.R. Grace and Company” below.

      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the obligation of the Company. In particular, W.R. Grace & Co. (“Grace”) has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); Grace has received the Service examination report on tax periods 1993 to 1996; that during those years Grace deducted approximately $122,000 in interest attributable to corporate owned life insurance (“COLI”) policy loans; that Grace has paid $21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993; and that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. Subject to certain representations made by Grace, the Company and Fresenius AG, Grace and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger related tax liabilities.

      Subsequent to the Merger, Grace was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air Corporation (“Sealed Air”) to confirm the Company’s entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims.

      Subsequent to the Sealed Air transaction, Grace and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The Company intends to continue to pursue vigorously its rights to indemnification from Grace and its insurers and former and current affiliates, including Sealed Air, for all costs incurred by the Company relating to pre-Merger tax and Merger-related claims.

      Since 1997, FMCH, NMC, and certain NMC subsidiaries have been engaged in litigation with Aetna Life Insurance Company and certain of its affiliates (“Aetna”) concerning allegations of inappropriate billing practices for nutritional therapy and diagnostic and clinical laboratory tests and misrepresentations. In July 2002, the Company and Aetna agreed to settle and dismiss these claims and the Company’s counterclaims relating to overdue payments for services rendered by the Company to Aetna’s beneficiaries. The costs of the Aetna settlement will be charged against previously established accruals. (See “Accrued Special Charge for Legal Matters” below.)

      Other insurance companies have filed claims against FMCH, similar to those filed by Aetna, that seek unspecified damages and costs. FMCH, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. FMCH has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. Other private payors have contacted the Company and may assert that NMC received excess payments and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the outcome of these proceedings cannot be predicted at this time, an adverse result could have a material adverse effect on the Company’s business, financial condition and results of operations.

      On September 28, 2000, Mesquita, et al. v. W. R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of W. R. Grace & Co.-

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

Conn (“Grace Chemicals”) against Grace Chemicals, the Company and other defendants, principally alleging that the Merger which resulted in the original formation of the Company was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al. v. W. R. Grace & Company, et al.) and additional class actions were filed subsequently with substantially similar allegations; all cases have been stayed and transferred to the U.S. District Court, have been dismissed without prejudice or are pending before the U.S. Bankruptcy Court in Delaware in connection with Grace’s Chapter 11 proceeding. The Company has requested indemnification from Grace Chemicals and Sealed Air Corporation pursuant to the Merger agreements. If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if the Company is not able to collect, in whole or in part on the indemnity from W. R. Grace & Co., Sealed Air Corporation, or their affiliates or former affiliates or their insurers, and if the Company is not able to collect against any party that may have received distributions from W. R. Grace & Co., a judgment could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company is confident that no fraudulent transfer or conspiracy occurred and intends to defend the cases vigorously.

Other Litigation and Potential Exposures

      From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which the Company conducts its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

      The Company operates a large number facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such information to initiate further investigations of the business practices disclosed or any of its other business activities.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company’s reputation and business.

      The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to the operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company’s business, financial condition, and results of operations.

Accrued Special Charge for Legal Matters

      During December 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the continued defense and resolution of pre-Merger tax claims, Merger-related claims, the Aetna litigation and other commercial insurer claims. While the Company believes that its accruals reasonably estimates the Company’s currently anticipated costs in connection with the continued defense and resolution of these claims, no assurances can be given that the actual costs incurred by the Company will not exceed the amount of these accruals.

13.     Financial Instruments

Market Risk

      The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company’s Management Board. The Company does not use financial instruments for trading purposes.

      The Company conducts its financial instrument activity under the control of a single centralized department. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Foreign Exchange Risk Management

      The Company conducts business on a global basis in several international currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company’s international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company employs, to a limited extent, forward contracts to hedge its currency exposure. The Company’s policy, which has been consistently followed, is that forward currency contracts and options be used only for the purpose of hedging foreign currency exposure.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted.

      Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $971 ($1,533 pretax) at June 30, 2002 are deferred in accumulated other comprehensive income and will be reclassified into earnings over the next year.

      Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges for forecasted intercompany financing transactions are reported in accumulated other comprehensive income. After tax gains of $21,919 ($36,248 pretax) at June 30, 2002 were deferred in accumulated other comprehensive income.

      The Company’s foreign exchange contracts contain credit risk in that its bank counterparties may be unable to meet the terms of the agreements. The potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties

Interest Rate Risk Management

      The Company enters into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in U.S. dollars into fixed interest rate payments. After tax losses of $43,688 ($72,890 pretax) at June 30, 2002, were deferred in accumulated other comprehensive loss.

      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in yen into fixed interest rate payments. After tax losses of $410 ($707 pretax) at June 30, 2002, were deferred in accumulated other comprehensive loss.

      FMC is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

14.     Business Segment Information

      The Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing kidney dialysis and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as “International”. The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is earnings before interest and taxes (EBIT). In addition to EBIT, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment’s and the Company’s ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company’s senior bank credit agreement and indentures relating to the Company’s trust preferred securities.

      EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. The Company believes its EBIT calculation is the functional equivalent of operating income. Because EBITDA and EBIT are not calculated consistently by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

      Approximately 42% of the Company’s worldwide revenue is derived from sources subject to regulations under U.S. governmental programs.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

      Information pertaining to the Company’s business segments for the three and six-month periods ended June 30, 2002 and 2001 is set forth below:

	North
	America	International	Corporate	Total

Six months ended June 30, 2002
Net revenue external customers	$1,820,957	$619,827	$—	$2,440,784
Inter — segment revenue	—	13,645	(13,645)	—

Total net revenue	1,820,957	633,472	(13,645)	2,440,784

EBITDA	319,955	138,291	(8,950)	449,296
Depreciation and amortization	(71,833)	(32,822)	(327)	(104,982)

EBIT	248,122	105,469	(9,277)	344,314

Segment assets	5,050,639	1,593,442	45,727	6,689,808
Capital expenditures and acquisitions(1)	88,450	67,074	18	155,543
Six months ended June 30, 2001
Net revenue external customers	$1,768,999	$591,771	$—	$2,360,770
Inter — segment revenue	574	11,145	(11,719)	—

Total net revenue	1,769,573	602,916	(11,719)	2,360,770

EBITDA	357,368	137,279	(10,510)	484,137
Depreciation and amortization	(124,442)	(35,823)	(936)	(161,201)

EBIT	232,926	101,456	(11,446)	322,936

Segment assets	5,003,166	1,401,312	56,909	6,461,387
Capital expenditures and acquisitions(2)	218,334	68,023	720	287,077
Three months ended June 30, 2002
Net revenue external customers	$928,474	$325,806	$—	$1,254,280
Inter — segment revenue	372	6,090	(6,462)	—

Total net revenue	928,846	331,896	(6,462)	1,254,280

EBITDA	158,322	71,421	(5,371)	224,372
Depreciation and amortization	(36,516)	(17,269)	(168)	(53,953)

EBIT	121,806	54,152	(5,539)	170,419

Capital expenditures and acquisitions	58,795	32,982	10	91,787
Three months June 30, 2001
Net revenue external customers	$902,308	$298,972	$—	$1,201,280
Inter — segment revenue	116	6,299	(6,415)	—

Total net revenue	902,424	305,271	(6,415)	1,201,280

EBITDA	186,501	68,463	(7,508)	247,456
Depreciation and amortization	(62,773)	(18,531)	(531)	(81,835)

EBIT	123,728	49,932	(8,039)	165,621

Capital expenditures and acquisitions	70,511	34,394	696	105,601

(1)	International acquisitions exclude $5,921 of non-cash acquisitions in 2002
(2)	North America acquisitions exclude $233,895 of non-cash acquisitions for 2001 and International acquisitions exclude $4,383 of non-cash acquisitions in 2001

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,

	2002	2001	2002	2001

Reconciliation of measures to consolidated totals
Total EBITDA of reporting segments	$229,743	$254,964	$458,246	$494,647
Total depreciation and amortization	(53,953)	(81,835)	(104,982)	(161,201)
Corporate expenses	(5,371)	(7,508)	(8,950)	(10,510)
Interest expense	(55,034)	(59,275)	(110,501)	(114,893)
Interest income	3,721	2,547	5,950	5,376

Total income before income taxes and minority interest	$119,106	$108,893	$239,763	$213,419

Total EBIT of reporting segments	175,958	173,660	353,591	334,382
Corporate expenses	(5,539)	(8,039)	(9,277)	(11,446)
Interest expense	(55,034)	(59,275)	(110,501)	(114,893)
Interest income	3,721	2,547	5,950	5,376

Total income before income taxes and minority interest	$119,106	$108,893	$239,763	$213,419

Depreciation and amortization
Total depreciation and amortization of reporting segments	53,785	81,304	104,655	160,265
Corporate depreciation and amortization	168	531	327	936

Total depreciation and amortization	$53,953	$81,835	$104,982	$161,201

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

15.     Supplementary Cash Flow Information

      The following additional information is provided with respect to the condensed consolidated statements of cash flows:

	Six months ended
	June 30,

	2002	2001

Supplementary cash flow information:
Cash paid for interest	$97,841	$110,123

Cash paid for income taxes	$54,490	$14,939

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$51,726	$441,651
Liabilities assumed	4,663	48,905
Notes assumed in connection with acquisition	5,921	138,799
Preference shares issued in connection with acquisition	—	99,479

Cash paid	41,142	154,468
Less cash acquired	1,371	60

Net cash paid for acquisitions	$39,771	$154,408

16.     Supplemental Condensed Combining Information

      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of FMC, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of FMC, and by FMCH, a substantially wholly-owned subsidiary of FMC (D-GmbH and FMCH being “Guarantor Subsidiaries”). The following combining financial information for the Company is as of June 30, 2002 and December 31, 2001 and for the three and six months ended June 30, 2002 and 2001, segregated between FMC, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, FMC and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received. Separate financial statements and other disclosures concerning D-GmbH are not presented herein because management believes that they are not material to investors. FMCH is currently subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files consolidated financial statements with the United States Securities and Exchange Commission.

      Additionally dividends from FMCH, a wholly-owned subsidiary, are limited as a result of a restriction on dividends from its subsidiary, National Medical Care, Inc., and its subsidiaries. As a result of this restriction, parent company only financial information is presented under the column FMC AG.

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the six month period ended June 30, 2002

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$326,391	$—	$2,455,777	$(341,384)	$2,440,784
Cost of revenue	—	197,977	—	1,794,202	(336,153)	1,656,026

Gross profit	—	128,414	—	661,575	(5,231)	784,758

Operating expenses:
Selling, general and administrative	5,633	48,155	—	366,367	396	420,551
Research and development	58	14,307	—	5,528	—	19,893

Operating (loss) income	(5,691)	65,952	—	289,680	(5,627)	344,314

Other (income) expense:
Interest, net	4,525	3,511	50,309	63,705	(17,499)	104,551
Other, net	(173,250)	38,624	(105,337)	—	239,963	—

Income (loss) before income taxes and minority interest	163,034	23,817	55,028	225,975	(228,091)	239,763
Income tax expense	23,293	23,896	(20,124)	85,898	(24,282)	88,681

Income (loss) before minority interest	139,741	(79)	75,152	140,077	(203,809)	151,082
Minority interest	—	—	—	—	1,621	1,621

Income (loss) before extraordinary item	139,741	(79)	75,152	140,077	(205,430)	149,461

Extraordinary loss on early redemption of trust preferred securities, net of tax benefit of $7,740	2,057	—	—	9,720	—	11,777

Net income (loss)	$137,684	$(79)	$75,152	$130,357	$(205,430)	$137,684

	For the six month period ended June 30, 2001

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$288,797	$—	$2,369,187	$(297,214)	$2,360,770
Cost of revenue	—	174,654	—	1,681,199	(294,964)	1,560,889

Gross profit	—	114,143	—	687,988	(2,250)	799,881

Operating expenses:
Selling, general and administrative	6,663	45,097	—	410,327	(1,478)	460,609
Research and development	—	13,127	—	3,209	—	16,336

Operating (loss) income	(6,663)	55,919	—	274,452	(772)	322,936

Other (income) expense:
Interest, net	1,655	2,032	29,356	83,625	(7,151)	109,517
Other, net	(144,619)	31,696	(71,427)	—	184,350	—

Income before income taxes and minority interest	136,301	22,191	42,071	190,827	(177,971)	213,419
Income tax expense (benefit)	20,179	20,667	(11,742)	78,558	(11,163)	96,499

Income before minority interest	116,122	1,524	53,813	112,269	(166,808)	116,920
Minority interest	—	—	—	—	798	798

Net income	$116,122	$1,524	$53,813	$112,269	$(167,606)	$116,122

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	At June 30, 2002

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$33	$170	$—	$59,832	$—	$60,035
Trade accounts receivable, less allowance for doubtful accounts	—	99,485	—	783,377	—	882,862
Accounts receivable from related parties	343,908	244,825	205,837	1,072,540	(1,819,890)	47,220
Inventories	—	94,725	—	325,671	(38,144)	382,252
Prepaid expenses and other current assets	10,259	19,001	—	214,239	1,424	244,923
Deferred taxes	—	—	—	200,704	17,439	218,143

Total current assets	354,200	458,206	205,837	2,656,363	(1,839,171)	1,835,435
Property, plant and equipment, net	116	69,994	—	831,369	(24,257)	877,222
Intangible assets, net, excluding goodwill	908	6,304	—	559,587	—	566,799
Goodwill, net	—	584	—	3,141,065	—	3,141,649
Deferred taxes	—	—	—	31,577	12,864	44,441
Other assets	3,226,894	14,552	2,639,153	1,049,811	(6,706,148)	224,262

Total assets	$3,582,118	$549,640	$2,844,990	$8,269,772	$(8,556,712)	$6,689,808

Current liabilities:
Accounts payable	$637	$25,929	$—	$193,340	$—	$219,906
Accounts payable to related parties	244,602	269,843	741,616	790,032	(1,953,465)	92,628
Accrued expenses and other current liabilities	5,064	60,346	—	347,535	2,375	415,320
Accrual for special charge for Legal Matters	—	—	—	212,945	—	212,945
Short-term borrowings	—	—	—	123,027	—	123,027
Short-term borrowings from related parties	—	—	—	—	—	—
Current portion of long-term debt and capital lease obligations	—	1,671	—	164,513	—	166,184
Income tax payable	98,850	—	—	90,399	—	189,249
Deferred taxes	16,173	4,346	—	12,269	(11,728)	21,060

Total current liabilities	365,326	362,135	741,616	1,934,060	(1,962,818)	1,440,319
Long term debt and capital lease obligations, less current portion	249,482	2,684	435,529	934,488	(532,744)	1,089,439
Long term borrowings from related parties	300,552	—	—	—	(300,552)	—
Other liabilities	—	3,637	—	113,257	5,007	121,901
Pension liabilities	474	32,154	—	29,537	—	62,165
Deferred taxes	2,538	3,107	—	164,058	—	169,703
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiary	—	—	—	1,121,765	—	1,121,765
Minority interest	—	—	16,318	—	4,452	20,770

Total liabilities	918,372	403,717	1,193,463	4,297,165	(2,786,655)	4,026,062
Shareholders’ equity:	2,663,746	145,923	1,651,527	3,972,607	(5,770,057)	2,663,746

Total liabilities and shareholders’ equity	$3,582,118	$549,640	$2,844,990	$8,269,772	$(8,556,712)	$6,689,808

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(in thousands, except share and per share data)

	At December 31, 2001

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$16	$33	$—	$61,523	$—	$61,572
Trade accounts receivable, less allowance for doubtful accounts	—	75,863	—	808,864	—	884,727
Accounts receivable from related parties	363,304	205,155	70,344	574,062	(1,175,773)	37,092
Inventories	—	75,598	—	303,610	(32,819)	346,389
Prepaid expenses and other current assets	11,366	19,355	—	189,990	1,424	222,135
Deferred taxes	—	—	—	198,698	28,516	227,214

Total current assets	374,686	376,004	70,344	2,136,747	(1,178,652)	1,779,129
Property, plant and equipment, net	123	59,585	—	801,145	(22,270)	838,583
Intangible assets, including goodwill, net	966	6,863	—	3,674,194	—	3,682,023
Deferred taxes	—	—	—	22,823	12,369	35,192
Other assets	3,034,888	12,120	2,704,775	1,358,693	(6,929,393)	181,083

Total assets	$3,410,663	$454,572	$2,775,119	$7,993,602	$(8,117,946)	$6,516,010

Current liabilities:
Accounts payable	$78	$17,180	$—	$181,029	$—	$198,287
Accounts payable to related parties	176,152	218,348	332,754	639,969	(1,286,769)	80,454
Accrued expenses and other current liabilities	9,051	46,932	—	352,162	902	409,047
Accrual for special charge for Legal Matters	—	—	—	221,812	—	221,812
Short-term borrowings	618	—	—	92,793	—	93,411
Short-term borrowings from related parties	—	—	17,504	15,005	(17,504)	15,005
Current portion of long-term debt and capital lease obligations	—	1,669	—	163,290	—	164,959
Income tax payable	76,469	—	—	99,780	—	176,249
Deferred taxes	13,629	3,276	—	(4,043)	5,137	17,999

Total current liabilities	275,997	287,405	350,258	1,761,797	(1,298,234)	1,377,223
Long term debt and capital lease obligations, less current portion	249,184	3,101	827,099	759,202	(1,102,817)	735,769
Long term borrowings from related parties	265,766	—	—	(226)	(265,540)	—
Other liabilities	—	3,342	—	115,447	5,056	123,845
Pension liabilities	376	26,541	—	43,665	—	70,582
Deferred taxes	2,596	3,724	—	136,526	—	142,846
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,428,768	—	1,428,768
Minority interest	—	—	16,318	—	3,915	20,233

Total liabilities	793,919	324,113	1,193,675	4,245,179	(2,657,620)	3,899,266
Shareholders’ equity:	2,616,744	130,459	1,581,444	3,748,423	(5,460,326)	2,616,744

Total liabilities and shareholders’ equity	$3,410,663	$454,572	$2,775,119	$7,993,602	$(8,117,946)	$6,516,010

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the six month period ended June 30, 2002

		Guarantor
		Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$137,684	$(79)	$75,152	$130,357	$(205,430)	$137,684
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(161,251)	—	(105,337)	—	266,588	—
Depreciation and amortization	327	9,544	—	98,260	(3,149)	104,982
Loss on early redemption of trust preferred securities, net of tax	2,057	—	—	9,720	—	11,777
Change in deferred taxes, net	312	(423)	—	17,910	67	17,866
Gain on sale of fixed assets	—	(231)	—	56	—	(175)
Compensation expense related to stock options	717	—	—	—	—	717
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:
Trade accounts receivable, net	—	(12,259)	—	5,565	—	(6,694)
Inventories	—	(8,245)	—	(16,674)	3,210	(21,709)
Prepaid expenses and other current and non-current assets	(2,291)	1,781	746	(2,727)	—	(2,491)
Accounts receivable from/ payable to related parties	50,749	8,700	49,823	(9,461)	(101,449)	(1,638)
Accounts payable, accrued expenses and other current and non-current liabilities	(26)	14,466	—	(21,081)	1,401	(5,240)
Income taxes payable	12,330	—	(20,124)	16,598	—	8,804

Net cash provided by operating activities	40,608	13,254	260	228,523	(38,762)	243,883

Investing Activities:
Purchases of property, plant and equipment	(18)	(11,189)	—	(109,500)	4,935	(115,772)
Proceeds from sale of property, plant and equipment	—	478	—	25,842	—	26,320
Disbursement of loans to related parties	49,375	—	—	—	(49,375)	—
Acquisitions and investments, net of cash acquired	(14,411)	—	—	(37,996)	12,636	(39,771)

Net cash provided by (used in) investing activities	34,946	(10,711)	—	(121,654)	(31,804)	(129,223)

Financing activities:
Short-term borrowings, net	(630)	—	—	573	—	(57)
Long-term debt and capital lease obligations, net	(655)	(941)	—	273,323	49,375	321,102
Redemption of trust preferred securities	—	—	—	(376,200)	—	(376,200)
Increase of accounts receivable securitization program	—	—	—	14,026	—	14,026
Proceeds from exercise of stock options	459	—	—	—	—	459
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	12,636	(12,636)	—
Dividends paid	(76,743)	—	—	(32,206)	32,206	(76,743)
Change in minority interest	—	—	(260)	(890)	1,621	471

Net cash used in financing activities	(77,569)	(941)	(260)	(108,738)	70,566	(116,942)

Effect of exchange rate changes on cash and cash equivalents	2,032	(1,465)	—	178	—	745

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	17	137	—	(1,691)	—	(1,537)
Cash and cash equivalents at beginning of period	16	33	—	61,523	—	61,572

Cash and cash equivalents at end of period	$33	$170	$—	$59,832	$—	$60,035

FRESENIUS MEDICAL CARE AG

Notes to Condensed Consolidated Financial Statements — (Continued)

(unaudited)
(in thousands, except share and per share data)

	For the six month period ended June 30, 2001

		Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FMC AG	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income	$116,122	$1,524	$53,813	$112,269	$(167,606)	$116,122
Adjustments to reconcile net (loss) income to net cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(84,869)	—	(71,427)	—	156,296	—
Depreciation and amortization	936	9,214	—	153,265	(2,214)	161,201
Change in deferred taxes, net	(200)	750	—	14,029	8,954	23,533
Gain on sale of fixed assets	—	(359)	—	571	—	212
Compensation expense related to stock options	2,077	—	—	—	—	2,077
Changes in assets and liabilities, net of amounts from businesses acquired or disposed of:
Trade accounts receivable, net	—	(8,169)	—	(105,682)	—	(113,851)
Inventories	—	(15,112)	—	(19,850)	632	(34,330)
Prepaid expenses and other current and non-current assets	(16,652)	(10,683)	746	(14,366)	8,939	(32,016)
Accounts receivable from/ payable to related parties	(34,478)	30,884	28,870	(4,216)	(12,256)	8,804
Accounts payable, accrued expenses and other current and non-current liabilities	(5,179)	4,412	—	(23,180)	5,126	(18,821)
Income taxes payable	10,030	—	(11,742)	34,353	—	32,641

Net cash (used in) provided by operating activities	(12,213)	12,461	260	147,193	(2,129)	145,572

Investing Activities:
Purchases of property, plant and equipment	(720)	(12,037)	—	(122,245)	2,333	(132,669)
Proceeds from sale of property, plant and equipment	24	696	—	14,071	—	14,791
Loans to related parties	(245,000)	—	—	—	245,000	—
Acquisitions and investments, net of cash acquired	(52,570)	(57)	—	(150,555)	48,774	(154,408)

Net cash used in investing activities	(298,266)	(11,398)	—	(258,729)	296,107	(272,286)

Financing activities:
Short-term borrowings, net	(605)	(224)	—	25,335	(147,500)	(122,994)
Payments on obligation related to settlement	—	—	—	(85,920)	—	(85,920)
Long-term debt and capital lease obligations, net	373,279	(586)	—	(429,516)	—	(56,823)
Proceeds from issuance of trust preferred securities	—	—	—	477,590	(6,992)	470,598
Increase of accounts receivable securitization program		—	—	10,868	—	10,868
Proceeds from exercise of options	611	—	—	—	—	611
Capital Increase of Non-Guarantor-Subsidiaries	—	—	—	146,060	(146,060)	—
Dividends paid	(65,782)	—	—	(4,973)	4,973	(65,782)
Change in minority interest	—	—	(260)	—	(1,286)	(1,546)

Net cash provided by (used in) financing activities	307,503	(810)	(260)	139,444	(296,865)	149,012

Effect of exchange rate changes on cash and cash equivalents	2,854	(23)	—	(15,356)	2,887	(9,638)
Cash and Cash Equivalents:
Net increase in cash and cash equivalents	(122)	230	—	12,552	—	12,660
Cash and cash equivalents at beginning of period	137	100	—	64,340	—	64,577

Cash and cash equivalents at end of period	$15	$330	$—	$76,892	$—	$77,237

PART I

FINANCIAL INFORMATION

ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2002 and 2001

The Company

      Fresenius Medical Care AG was created by the conversion of Sterilpharma GmbH, a limited liability company under German law organized in 1975, into a stock corporation under German law (Aktiengesellschaft). A shareholder’s meeting on April 17, 1996 adopted the resolutions for this conversion and the commercial register registered the conversion on August 5, 1996.

      On September 30, 1996, we consummated a series of transactions under an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace, which we refer to as “our formation” or the “Merger” elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care Ordinary shares. Thereafter, we acquired:

•	all of the outstanding common stock of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

•	the publicly-held minority interest in Fresenius USA, in exchange for 3,430,000 Ordinary shares.

      Effective October 1, 1996, we contributed all our shares in Fresenius USA to Fresenius Medical Care Holdings, which conducts business under the trade name Fresenius Medical Care North America, and which is the holding company for all of our operations in the U.S. and Canada and manufacturing operations in Mexico.

      You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG in conjunction with our unaudited condensed consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

Financial Condition and Results of Operations

      The tables below present disaggregated information for our Company. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

      This section contains forward-looking statements. We made these forward-looking statements based on our management’s expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Such statements include the matters referred to in the Introduction of our 2001 Annual Report on Form 20-F.

      Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

•	intense competition;

•	foreign exchange rate fluctuations;

•	varying degrees of acceptance of new product introductions;

•	changes in reimbursement rates;

PART I
FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2002 and 2001 — (Continued)

•	technological developments in our industry;

•	uncertainties in litigation,

•	regulatory developments in the health care sector; and

•	the availability of financing.

      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

      Developments in any of these areas, which are more fully described in Part I, “Item 3 — Key Information” and in “Item 5 — Operating and Financial Review and Prospects” of our 2001 Annual Report on Form 20-F, each of which is incorporated into this section by reference, could cause our results to differ materially from the results that have been or may be projected by or on our behalf.

Overview

      Each segment for which information is presented below engages primarily in providing kidney dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally the North America segment performs clinical laboratory testing and renal diagnostic services. Our management board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States.

      Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Our management believes the most appropriate measure in this regard is earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest cost relating to financing as a segment measurement. We also regard income taxes to be outside the segment’s control. In addition to EBIT, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of the segment’s and our Company’s ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities.

      You should not consider EBITDA to be an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows. We believe our EBIT calculation is the functional equivalent of operating income. Because all companies do not calculate EBITDA and EBIT consistently, the presentation in this report may not be comparable to other similarly titled measures of other companies.

      We generated approximately 42% of our worldwide revenue for the first six months of 2002 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

PART I
FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2002 and 2001 — (Continued)

      We also derive a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors’ reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

      Our business, financial position and results of operations could also be materially adversely affected by whistleblower actions, by pending litigation with private insurers and by matters arising out of the W.R. Grace & Co. Chapter 11 proceedings. See “Part II Item 1 — Legal Proceedings.”

Results of Operations

      The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment.

	For the three months
	ended June 30,

	2002	2001	2001(a)

	(unaudited)
	(in millions)
Total revenue
North America	$928	$902	$902
International	333	305	305

Totals	1,261	1,207	1,207

Inter-segment revenue
North America	—	—	—
International	7	6	6

Totals	7	6	6

Total net revenue
North America	928	902	902
International	326	299	299

Totals	1,254	1,201	1,201

EBITDA
North America	158	187	187
International	71	68	68
Corporate	(5)	(8)	(8)

Totals	224	247	247

Amortization and depreciation
North America	37	63	37
International	17	18	15

Totals	54	81	52

PART I
FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2002 and 2001 — (Continued)

	For the three months
	ended June 30,

	2002	2001	2001(a)

	(unaudited)
	(in millions)
EBIT
North America	122	124	150
International	54	50	53
Corporate	(6)	(8)	(8)

Totals	170	166	195
Interest income	4	2	2
Interest expense	(55)	(59)	(59)
Income tax expense	(44)	(47)	(51)
Minority interest	(1)	—	—

Net income	$74	$62	$87

(a)	Financial performance and certain operating results by principal business segment for the three months ended June 30, 2001 as if SFAS No. 142, Goodwill and Other Intangible Assets was adopted on January 1, 2001.

	For the six months
	ended June 30,

	2002	2001	2001(a)

	(unaudited)
	(in millions)
Total revenue
North America	$1,821	$1,770	$1,770
International	634	603	603

Totals	2,455	2,373	2,373

Inter-segment revenue
North America	—	1	1
International	14	11	11

Totals	14	12	12

Total net revenue
North America	1,821	1,769	1,769
International	620	592	592

Totals	2,441	2,361	2,361

PART I
FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2002 and 2001 — (Continued)

	For the six months
	ended June 30,

	2002	2001	2001(a)

	(unaudited)
	(in millions)
EBITDA
North America	320	358	358
International	138	137	137
Corporate	(9)	(11)	(11)

Totals	449	484	484

Amortization and depreciation
North America	72	124	69
International	33	36	29
Corporate	—	1	1

Totals	105	161	99

EBIT
North America	248	233	289
International	105	101	108
Corporate	(9)	(11)	(12)

Totals	344	323	385

Interest income	6	5	5
Interest expense	(110)	(115)	(115)
Income tax expense	(88)	(96)	(106)
Minority interest	(2)	(1)	(1)

Income before extraordinary item	150	116	169
Extraordinary item	(12)	—	—

Net income	$138	$116	$169

(a)	Financial performance and certain operating results by principal business segment for the six months ended June 30, 2001 as if SFAS No. 142, Goodwill and Other Intangible Assets was adopted on January 1, 2001.

Three months ended June 30, 2002 compared to three months ended June 30, 2001

      Net revenues for the three-months ended June 30, 2002 increased by 4% (6% at constant exchange rates) to $1,254 million from $1,201 million for the comparable period in 2001. Net income for the second quarter was $74 million as compared to $62 million in 2001. With 2001 figures calculated as if SFAS No. 142 was adopted on January 1, 2001 instead of 2002, net income decreased from $87 million to $74 million. The gross profit margin decreased from 34.1% to 32.5% in the second quarter 2002 as compared to the second quarter 2001. This was mainly due to increased expenses related to the implementation of single use dialyzers in North America, an Amgen price increase for EPO, higher facility lease and certification expenses, and the financial crisis in Latin America. Earnings per Ordinary share for the second three months of 2002 were $0.77 compared to $0.64 in the same period last year, $0.90 calculated as if SFAS No. 142 was adopted on January 1, 2001.

PART I
FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2002 and 2001 — (Continued)

      At June 30, 2002 we owned, operated or managed 1,430 clinics compared to 1,405 clinics at the end of the first quarter of 2002. During the second quarter of 2002, we acquired 15 clinics treating a total of 1,289 patients, opened 26 clinics and combined 16 clinics.

      The number of patients treated in clinics that we own, operate or manage increased from approximately 106,400 at March 31, 2002 to 108,600 at June 30, 2002. 4,045,757 treatments were provided in the second three months of 2002; an increase of 7% from 3,785,972 treatments for the comparable period in 2001.

      The following discussions pertain to our business segments and the measures we use to manage these segments

     North America

Revenue

      Net revenue for the North America segment in the second quarter of 2002 grew by 3% from $902 million in the same period in 2001 to $928 million. Dialysis care revenue increased by 4% to $814 million. The increase in dialysis care revenue compared to 2001 resulted primarily from a 4% increase in the number of base business treatments. For the second quarter of 2002, administration of EPO represented approximately 23% of total North America revenue.

      At June 30, 2002, approximately 78,000 patients were being treated in the 1,050 clinics that we own, operate or manage in the North America segment, compared to approximately 77,100 patients treated in 1,030 clinics during the quarter ended March 31, 2002. The average revenue per treatment excluding laboratory testing revenue increased from $273 in the second quarter 2001 to $274 in the same period in 2002. Including laboratory testing the average revenue per treatment increased from $284 in the second quarter of 2001 to $285 during the same period in 2002.

      Dialysis products revenue decreased from $123 million to $114 million. Product revenue includes sales of machines to a third party leasing company which are utilized by our dialysis services division and peritoneal dialysis (“PD”) product revenues for our dialysis services patients. Our North America dialysis products division measures its external sales performance based on its sales to the “net available external market.” The net available external market excludes machine sales to third parties for machines utilized by the service division, PD product revenues for our dialysis services patients and sales to other vertically integrated dialysis companies. Net available external market sales increased by 3% in the second quarter 2002 over the comparable period 2001.

     EBITDA

      EBITDA for the North America segment decreased by 15% from $187 million in the second quarter of 2001 to $158 million in the same period 2002. The EBITDA margin decreased from 20.7% in the three months ended June 30, 2001 to 17.1% in the same period 2002. This was mainly due to increased expenses related to the implementation of single use dialyzers in North America, an Amgen price increase for EPO, higher bad debt expenses, and higher facility lease and certification costs.

     Depreciation and Amortization

      Depreciation and amortization decreased from 7% of revenue in the second quarter of 2001 to 4% in the same period of 2002. This decrease is a result of the implementation of SFAS No. 142 Goodwill and Other Intangibles which disallows amortization of goodwill and certain intangible assets. Adjusting the second

PART I
FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2002 and 2001 — (Continued)

quarter of 2001 as if SFAS No. 142 was implemented on January 1, 2001, amortization and depreciation remained at about 4% of revenue for the second quarters of both 2001 and 2002.

     EBIT

      EBIT for the North America segment decreased by 2%, from $124 million in the second quarter 2001 to $122 million in the same period 2002. The EBIT margin decreased from 13.7% in the second quarter of 2001 to 13.1% in 2002 due to the same factors causing the decrease in the EBITDA margin partially offset by the elimination of amortization for goodwill and intangible assets with indefinite useful lives under SFAS No. 142. Comparing the second quarter 2001 figures adjusted as if SFAS No. 142 had been adopted as of January 1, 2001 to the same period in 2002, EBIT decreased 19%, from $150 million to $122 million.

     International

     Revenue

      Net revenue for the International segment increased by 9% (15% at constant exchange rates) from $299 million in the three months ended June 30, 2001 to $326 million in the same period 2002. Acquisitions contributed $18 million (5%), approximately $10 million in the European region and $8 million in the Asia Pacific region. Base business increased 4%. Adjusted for constant exchange rates, base business grew by 10%. Asia Pacific region revenue increased by 34% to $62 million (35% at constant exchange rates), and Latin America region revenue decreased by 42% to $37 million (an increase of 4% at constant exchange rates). European region revenue increased by 19% from $190 million in the second quarter 2001 to $227 million in the second quarter 2002 (14% increase at constant exchange rates).

      Total dialysis care revenue decreased by 5% (an increase of 17% at constant exchange rates) from $103 million in 2001 to $98 million in 2002. This decrease is a result of base business increasing approximately $8 million (8%), combined with an approximate $10 million (10%) increase from acquisitions, offset by an approximate $23 million (23%) decrease from exchange rate fluctuations.

      As of June 30, 2002, approximately 30,600 patients were being treated at 380 clinics that we own, operate or manage in the International segment compared to 29,300 patients treated at 375 clinics at March 31, 2002. The average revenue per treatment decreased from $101 to $84 due to the depression of local currencies against the U.S. dollar. At constant exchange rates, revenue per treatment increased $3 to $104. Total dialysis product revenue for the second quarter 2002 increased 16% (14% at constant exchange rates) over the same period last year at $228 million. Base business increased by approximately $21 million (11%), acquisitions contributed another $7 million (3%) and currency fluctuations contributed $4 million (2%).

     EBITDA

      EBITDA for the International segment for the three months ended June 30, 2002 increased 4% (4% at constant exchange rates) from $68 million to $71 million. EBITDA margin decreased from 22.9% to 21.9% mainly due to the financial crisis and currency devaluation in Latin America.

     Depreciation and Amortization

      Depreciation and amortization decreased slightly from 6% to 5% of revenues for the second quarter 2002 compared to 2001 mainly as a result of the implementation of SFAS No. 142 offset by expansion of production facilities in Europe and Asia Pacific. Adjusting the second quarter of 2001 as if SFAS No. 142 was

PART I
FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2002 and 2001 — (Continued)

implemented on January 1, 2001, amortization and depreciation remained at about 5% of revenue for the second quarters of both 2001 and 2002.

     EBIT

      EBIT for the International segment for the second quarter of 2002 increased 8% (an increase of 6% at constant exchange rates) to $54 million. The EBIT margin decreased slightly from 16.7% to 16.6%, for the reason described in the decrease of EBITDA above, partially offset by the implementation of SFAS No. 142. Adjusting the second quarter of 2001 as if SFAS No. 142 was implemented on January 1, 2001, the EBIT increased 2% (a decrease of 1% at constant exchange rates) with EBIT margin decreasing from 17.8% to 16.6%. This decrease, as with EBITDA, was caused mainly by the financial crisis in Latin America.

     Latin America

      Our subsidiaries in Latin America contributed approximately 3% of our worldwide revenue and approximately 1% of our EBIT in the second quarter of 2002. The operations in Latin America were affected by the financial crisis and the currency devaluation in Argentina. In January 2002, the Argentine government terminated the peso-dollar fixed exchange rate. On January 11, 2002, currency trading activity resumed, and the floating exchange rate ranged from 1.6 to 1.7 pesos to 1 U.S. dollar. As of August 9, 2002, the exchange rate had risen to over 3.6 pesos to 1 U.S. dollar.

      In the second quarter 2002, sales in Latin America declined 42% (an increase of 4% at constant exchange rates) and EBIT declined 83% (a decline of 70% at constant exchange rates) compared to the second quarter of 2001. The crisis in Argentina, a further devaluation of the Argentine peso against the U.S. dollar or other unfavorable economic developments in Latin America, such as the recent currency devaluation in Brazil, could result in an impairment of long lived assets and goodwill. We have estimated our exposure to impairment related to assets in Latin America. The estimated maximum impairment losses caused by the developments in Argentina and Brazil amount to $70 million after tax.

Corporate

      We do not allocate “corporate costs” to our segments in calculating segment EBIT and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, legal fees, etc. Total corporate EBIT increased from $(8) million in the second quarter of 2001 to $(6) million in the second quarter of 2002. The increase was mainly caused by $3 million of expenses related to the 2001 special charge which were incurred in the second quarter of 2001.

      The following discussions pertain to our total Company costs.

     Interest

      Net interest expense for the second quarter 2002 decreased from $57 million to $51 million compared to the same period in 2001 due to a lower debt level and lower interest as a result of the redemption of the 9% trust preferred securities in February 2002.

PART I
FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2002 and 2001 — (Continued)

     Income Taxes

      The effective tax rate for the quarter decreased from 43.0% in the second quarter 2001 to 37.0% in the same period 2002 primarily due to the discontinuation of the mainly non-tax deductible amortization of goodwill.

Six months ended June 30, 2002 compared to six months ended June 30, 2001

      Net revenues for the six-months ended June 30, 2002 increased by 3% (6% at constant exchange rates) to $2,441 million from $2,361 million for the comparable period in 2001. Income before the extraordinary item for the six months was $149 million as compared to $116 million in 2001. With 2001 figures calculated as if SFAS No. 142 was adopted on January 1, 2001 instead of 2002, income before extraordinary item decreased from $169 million to $149 million. Gross profit margin decreased from 33.9% to 32.2% in the six months ended June 30, 2002 as compared to the same period in 2001. This was mainly due to increased expenses related to the implementation of single use dialyzers in North America, an Amgen price increase for EPO, higher facility lease and certification expenses, severance and payroll costs for workforce reductions, changes in the dialysis service revenue mix to a higher portion of ancillary services which contribute less to earnings and the financial crisis in Latin America. Earnings per Ordinary share for the first half of 2002 were $1.42 compared to $1.20 in the same period last year, $1.75 calculated as if SFAS No. 142 was adopted on January 1, 2001.

      The following discussions pertain to our business segments and the measures we use to manage these segments.

     North America Segment

     Revenue

      Net revenue for the North America segment for the six months ended June 30, 2002 grew by 3% from $1,769 million to $1,821 million. This was a result of a 4% increase in dialysis care revenue from $1,534 to $1,598 million while dialysis products revenue decreased 5% from $235 million to $223 million. The increase in dialysis care revenue resulted primarily from a 4% increase in the number of treatments, mostly from base business. Dialysis product revenue decreased by $12 million (5%) from $235 million to $223 million. Product revenue includes sales of machines to a third party leasing company which are utilized by our dialysis services division and peritoneal dialysis (“PD”) product revenues for our dialysis services patients. Our North America dialysis products division measures its external sales performance based on its sales to the “net available external market.” The net available external market excludes machine sales to third parties for machines utilized by the service division, PD product revenues for our dialysis services patients and sales to other vertically integrated dialysis companies. Net available external market sales increased by 5% in the first half of 2002 over the comparable period 2001.

      For the first six months the administration of EPO represented approximately 23% of total revenue.

      Medicare reimbursement rates increased 1.2% as of January 1, 2001 due to legislation passed in January 2000. Additional legislation passed during the fourth quarter 2000 provided for an additional 1.2% rate increase. However, this second increase was delayed until April 1, 2001 at which time rates were increased 1.6% to make up for this delay.

PART I
FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2002 and 2001 — (Continued)

     EBITDA

      EBITDA for the North America segment decreased by 10% from $357 million to $320 million. The EBITDA margin decreased from 20.2% to 17.6%. The main reasons were expenses related to the implementation of single use dialyzers, an Amgen price increase for EPO, higher bad debt expense and higher facilities lease and certification expenses. A one time pension curtailment gain was partially offset by severance and payroll costs for workforce reductions.

     Depreciation and Amortization

      Depreciation and amortization decreased from 7% of revenue in the first half of 2001 to 4% in the same period of 2002. This decrease is a result of the implementation of SFAS No. 142. Adjusting the six months ended June 20, 2001 as if SFAS No. 142 was implemented on January 1, 2001, amortization and depreciation remained at about 4% of revenue for the first half of both 2001 and 2002.

     EBIT

      EBIT for the North America segment increased by 7%, from $233 million to $248 million due to the elimination of amortization for goodwill and intangible assets with indefinite useful lives under SFAS No. 142 partially offset by the factors affecting EBITDA. The EBIT margin increased from 13.2% in the first half of 2001 to 13.6% in 2002 due to the implementation of SFAS No. 142 offset by the same factors causing the decrease in the EBITDA margin. Comparing the figures for the first six moths of 2001 adjusted as if SFAS No. 142 had been adopted as of January 1, 2001 to the same period in 2002, EBIT decreased 14%, from $289 million to $248 million.

     International Segment

     Revenue

      Net revenue for the International segment during the six months ended June 30, 2002 grew by 5% (14% at constant exchange rates) from $592 million in 2001 to $620 million in 2002. Acquisitions contributed approximately $29 million (5%). Same store growth during the period was 9% ($51 million) at constant exchange rates. These gains were offset by a $52 million (9%) exchange rate effect. Including the effects of the acquisitions, Asia Pacific region revenue increased $25 million or 27% (32% at constant exchange rates), Latin America region revenue decreased 43 million or 35% (a 4% increase at constant exchange rates) while European region revenue increased $46 million, a 12% increase (12% increase at constant exchange rates).

      Total dialysis care revenue decreased during 2002 by 2% (a 20% increase at constant exchange rates) to $195 million in 2002 from $199 million the prior period. This increase is a result of base business growth of $22 million combined with $18 million in growth from acquisitions offset by approximately $44 million due to exchange rate fluctuations.

      Total dialysis product revenue for 2002 increased by 8% (10% at constant exchange rates) to $425 million.

     EBITDA

      EBITDA for the International segment for the six months ended June 30, 2002 increased 1% (an increase of 5% at constant exchange rates) from $137 million to $138 million. EBITDA margin decreased from 23.2% to 22.3% mainly due to the financial crisis in Latin America.

PART I
FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2002 and 2001 — (Continued)

     Depreciation and Amortization

      Depreciation and amortization decreased slightly from 6% to 5% of revenues for the first half of 2002 compared to 2001 mainly as a result of the implementation of SFAS No. 142 offset by expansion of production facilities in Europe and Asia Pacific. Adjusting the first half of 2001 as if SFAS No. 142 was implemented on January 1, 2001, amortization and depreciation remained at about 5% of revenue for the first half of both 2001 and 2002.

     EBIT

      EBIT for the International segment for the first half of 2002 increased 4% (7% at constant exchange rates) to $105 million due to the implementation of SFAS No. 142 partially offset by the decrease in EBITDA mentioned above. The EBIT margin decreased slightly from 17.1%% to 17.0%, for the reasons described in the decrease of EBITDA above. Adjusting the first half of 2001 as if SFAS No. 142 was implemented on January 1, 2001, the EBIT decreased 3% (no change at constant exchange rates) with EBIT margin decreasing from 18.3% to 17.0%. As with EBITDA, this decrease was caused mainly by the financial crisis in Latin America.

     Latin America

      Our subsidiaries in Latin America contributed approximately 3% of our worldwide revenue and approximately 1% of our EBIT in the first half of 2002. The operations in Latin America were affected by the financial crisis and the currency devaluation in Argentina. In January 2002, the Argentine government terminated the fixed peso-dollar exchange rate. On January 11, 2002, currency trading activity resumed, and the floating exchange rate ranged from 1.6 to 1.7 pesos to 1 U.S. dollar. As of August 9, 2002, the exchange rate had risen to over 3.6 pesos to 1 U.S. dollar.

      In the first six months of 2002, sales in Latin America declined 35% (an increase of 4% at constant exchange rates) and EBIT declined 64% (a decline of 46% at constant exchange rates) compared to the first six months of 2001. The crisis in Argentina, a further devaluation of the Argentine peso against the U.S. dollar or other unfavorable economic developments in Latin America, such as the recent currency devaluation in Brazil, could result in an impairment of long lived assets and goodwill. We have estimated our exposure to impairment related to assets in Latin America. The estimated maximum impairment losses caused by the developments in Argentina and Brazil amount to $70 million after tax.

      The following discussions pertain to our total company costs.

     Interest

      Net interest expense for 2002 decreased 5% compared to the same period in 2001 due to the redemption of the 9% trust preferred securities in February financed through our credit agreement at lower rates.

     Income Taxes

      The effective tax rate for the six month period ending June 30, 2002 was 37% compared to 45.2% during the same period in 2001. This was caused by the discontinuation of non-deductible amortization of goodwill in 2002 compared to the same period in 2001.

PART I
FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2002 and 2001 — (Continued)

LIQUIDITY AND CAPITAL RESOURCES

Six months ended June 30, 2002 compared to six months ended June 30, 2001

Cash Flow

     Operations

      We generated cash from operating activities of $244 million in the six months ended June 30, 2002 and $146 million in the comparable period in 2001, an increase of 67% over the prior year. Cash from operations benefited from strong accounts receivable collections, especially in the North America segment.

     Investing

      Cash used in investing activities decreased from $272 million in the first six months of 2001 to $129 million in the same period of 2002 mainly due to a $115 million decrease in cash acquisition payments as well as a $28 million decrease in net capital expenditures. In the first six months of 2002, we paid approximately $40 million ($24 million for the North American segment and $16 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics. Acquisitions for the comparable period in 2001 were $154 million, $144 million for the North America segment and $10 million for the International segment.

      In addition, capital expenditures for property, plant and equipment net of disposals were $89 million for the six months ended June 30, 2002 compared to $118 million in the first half of 2001. In the first half of 2002, net capital expenditures were $39 million in the North America segment and $50 million for the International segment. In the same period in 2001, net capital expenditures in the North America segment were $63 million and $55 million in the International segment. The majority of our capital expenditures were used for equipment for new clinics, improvements to existing clinics and expansion of production facilities. Net capital expenditures were slightly below 4% of total revenue.

     Financing

      Our financing needs decreased due to lower borrowing for acquisitions in the first half of 2002 compared to the same period in 2001 and the strong cash flow from operations. Accordingly, $117 million net cash was used in financing in the six months ending June 30, 2002 compared to $149 million net cash provided by financing activities in the same period 2001. Cash on hand was $60 million at June 30, 2002 compared to $62 million at December 31, 2001.

      Total long-term debt net of current portion at June 30, 2002 increased to $1,089 million from $736 million at year-end 2001. This increase was mainly due to higher borrowings under our senior credit facility in order to fund the redemption of the 9% Trust Preferred Securities due 2006. Short-term borrowings from related parties were all paid whereas short term borrowings from third parties increased from $93 million to $123 million over the same period.

Liquidity

      Primary sources of liquidity have historically been cash from operations, cash from short term borrowings as well as from long term debt from third parties as well as related parties and cash from issuance of Preference shares and trust preferred securities. We expect that our primary source of liquidity for the rest of 2002 will be our operations. Cash from operations is impacted by the profitability of our business and our working capital, consisting mainly of receivables. We believe that cash from operations will be sufficient to

PART I
FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2002 and 2001 — (Continued)

cover our capital expenditures and higher working capital needs resulting from base business growth and acquisitions in countries where we experience higher days sales outstanding. The profitability of our business is affected by reimbursement rates. 73% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the six months ended June 30, 2002, approximately 42% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes may affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. Furthermore cash from operations depends on the collection of accounts receivable. We may face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.

      Cash from short term borrowings is available through using the revolving portion of our senior credit facility, by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long term financing is provided under our senior credit agreement by using the term loan of our Credit Facility and has been provided through our issuance of preference shares, senior notes and trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

      Our senior credit agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our senior credit agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of adjusted EBITDA to fixed charges) and we have to maintain a certain consolidated leverage ratio (ratio of consolidated funded debt to adjusted EBITDA).

      Our senior credit agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends, create liens or make capital expenditures, investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default under the credit agreement or the notes, which could, in turn, create additional defaults under the agreements relating to our other long term indebtedness. In default, the outstanding balance on the senior credit agreement becomes due.

      At June 30, 2002, we had approximately $308 million of borrowing capacity available under the revolving portion of our senior credit facility. As our senior credit facility will expire on September 30, 2003, it is our intention to negotiate a similar agreement based on our expected cash requirements. Failure to enter into a new credit facility would have a material adverse effect on our financial condition.

      After redemption of $360 million aggregate liquidation amount of 9% trust preferred securities on February, 14, 2002, the remaining trust preferred securities will come due in 2008 and 2011.

      National Medical Care, Inc. (“NMC”), our subsidiary, has an asset securitization facility (the “accounts receivable facility”) whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the “Transferor”), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. The accounts receivable facility was last amended on December 21, 2001, when we increased the accounts receivable facility to $560 million, and extended its maturity to October 24, 2002.

      Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding

PART I
FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2002 and 2001 — (Continued)

corporation. A lack of availability of such accounts receivable could have a material impact on our capacity to utilize the facility for our financial needs.

Recently Issued Accounting Standards

      In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. We are required to adopt SFAS No. 143 for financial statements issued for fiscal years beginning after June 15, 2002. We are currently determining the impact of adopting this statement.

      In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 retains the requirement to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and measure an impairment loss as the difference between the carrying amount and fair value of the asset. It eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment, and requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until disposed. SFAS No. 144 requires revision of the depreciable life of an asset to be abandoned. Also, all assets to be disposed of by sale are required to be recorded at the lower of carrying amount or fair value less cost to sell and to cease depreciation. Discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The provisions of this statement became effective for financial statements issued for fiscal years beginning after December 15, 2001. SFAS No. 144 has no material impact on our financial results.

      In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS No. 145 also rescinds SFAS No. 44, Accounting for Intangible Assets of Motor Carriers. SFAS No. 145 amends SFAS No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS No. 145 is effective in regard to SFAS No. 4 for fiscal years beginning after May 15, 2002, and in regard to SFAS No. 13 for transactions occurring after May 15, 2002 and in regard to all other provisions for financial statements issued after May 15, 2002. We are currently determining the impact of adopting this statement.

      In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and employee severance costs associated with restructuring, discontinued operations, or plant closings. SFAS No. 146

PART I
FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2002 and 2001 — (Continued)

replaces EITF Issue No. 94-3. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We are currently determining the impact of adopting this statement.

PART I

FINANCIAL INFORMATION

ITEM 3

Quantitative and Qualitative Disclosures About Market Risk

     Inflation

      The effects of inflation during the periods covered by the condensed consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations. Amgen Inc. is the Company’s sole source supplier of EPO. The Company’s current purchase contract with Amgen covers the period from January 2002 to December 2003 with constant price guarantees and volume and outcome discounts.

Management of Currency and Interest Rate Risks

      We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the management board. We do not contract for financial instruments for trading or other speculative purposes.

      We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Interest Rate Risks

      At June 30, 2002, we had in place interest rate swap agreements for a notional amount of $1,050 million which we believe to be adequate to cover our interest rate exposure into the immediate future.

Foreign Currency Exposure

      We conduct our business on a global basis in several major international currencies, although our operations are located principally in Germany and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Three months ended June 30, 2002 compared to three months ended June 30, 2001 — International — Argentina” and “— Six months ended June 30, 2002 compared to six months ended June 30, 2001 — International — Argentina.” We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

      Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. This exposes our subsidiaries to fluctuations in the rate of exchange

PART I
FINANCIAL INFORMATION

ITEM 3 — (Continued)

between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposure. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

      During the period ended June 30, 2002, no material changes occurred to the information presented in Item 11 of the Form 20-F or the Company’s hedging strategy described above. For additional information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk,” “Notes to Consolidated Financial Statements — Note 1(g). Summary of Significant Accounting Policies — Derivative Financial Instruments,” and “Notes to Consolidated Financial Statements — Note 19. Financial Instruments” in the Company’s 2001 Annual Report on Form 20-F.

PART II

OTHER INFORMATION

ITEM 1.     LEGAL PROCEEDINGS

Commercial Litigation

      The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was Grace’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. Proceedings have been brought against W.R. Grace & Co. and the Company by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., principally alleging that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act, and constituted a conspiracy. See discussion of “Mesquita v. W.R. Grace and Company” below.

      Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the obligation of the Company. In particular, W. R. Grace & Co. (“Grace”) has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the “Service”); Grace has received the Service examination report on tax periods 1993 to 1996; that during those years Grace deducted approximately $122.1 million in interest attributable to corporate owned life insurance (“COLI”) policy loans; that Grace has paid $21.2 million of tax and interest related to COLI deductions taken in tax years prior to 1993; and that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation. Subject to certain representations made by Grace, the Company and Fresenius AG, Grace and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger related tax liabilities.

      Subsequent to the Merger, Grace was involved in a multi-step transaction involving Sealed Air Corporation (formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air Corporation (“Sealed Air”) to confirm the Company’s entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims.

      Subsequent to the Sealed Air transaction, Grace and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The Company intends to continue to pursue vigorously its rights to indemnification from Grace and its insurers and former and current affiliates, including Sealed Air, for all costs incurred by the Company relating to pre-Merger tax and Merger-related claims.

      Since 1997, FMCH, NMC, and certain NMC subsidiaries have been engaged in litigation with Aetna Life Insurance Company and certain of its affiliates (“Aetna”) concerning allegations of inappropriate billing practices for nutritional therapy and diagnostic and clinical laboratory tests and misrepresentations. In July 2002, the Company and Aetna agreed to settle and dismiss these claims and the Company’s counterclaims relating to overdue payments for services rendered by the Company to Aetna’s beneficiaries. The costs of the Aetna settlement will be charged against previously established accruals. (See “Accrued Special Charge for Legal Matters” below.)

      Other insurance companies have filed claims against the Company, similar to those filed by Aetna, that seek unspecified damages and costs. The Company, NMC and its subsidiaries believe that there are substantial defenses to the claims asserted, and intend to vigorously defend all lawsuits. The Company has filed counterclaims against the plaintiffs in these matters based on inappropriate claim denials and delays in claim payments. Other private payors have contacted the Company and may assert that NMC received excess payments and, similarly, may join the lawsuits or file their own lawsuit seeking reimbursement and other damages. Although the ultimate outcome on the Company of these proceedings cannot be predicted at this

PART II

OTHER INFORMATION — (Continued)

time, an adverse result could have a material adverse effect on the Company’s business, financial condition and results of operations.

      On September 28, 2000, Mesquita, et al. v. W. R. Grace & Company, et al. (Sup. Court of Calif., S.F. County, #315465) was filed as a class action by plaintiffs claiming to be creditors of W. R. Grace & Co.-Conn (“Grace Chemicals”) against Grace Chemicals, the Company and other defendants, principally alleging that the Merger which resulted in the original formation of the Company was a fraudulent transfer, violated the uniform fraudulent transfer act, and constituted a conspiracy. An amended complaint (Abner et al. v. W. R. Grace & Company, et al.) and additional class actions were filed subsequently with substantially similar allegations; all cases have been stayed and transferred to the U.S. District Court, have been dismissed without prejudice or are pending before the U.S. Bankruptcy Court in Delaware in connection with Grace’s Chapter 11 proceeding. The Company has requested indemnification from Grace Chemicals and Sealed Air Corporation pursuant to the Merger agreements. If the Merger is determined to have been a fraudulent transfer, if material damages are proved by the plaintiffs, and if the Company is not able to collect, in whole or in part on the indemnity from W.R. Grace & Co., Sealed Air Corporation, or their affiliates or former affiliates or their insurers, and if the Company is not able to collect against any party that may have received distributions from W.R. Grace & Co., a judgment could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company is confident that no fraudulent transfer or conspiracy occurred and intends to defend the cases vigorously.

     Other Litigation and Potential Exposures

      From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. The Company must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the U.S. anti-kickback statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which the Company conduct its business. In the U.S., enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and continuing inquiries, claims and litigation relating to its compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

      The Company operates large number facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and False Claims Act, among other laws, and the Company cannot predict whether law enforcement authorities may use such

PART II

OTHER INFORMATION — (Continued)

information to initiate further investigations of the business practices disclosed or any of its other business activities.

      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and the Company expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, the Company cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon the Company and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company’s reputation and business.

      The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome on the Company cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company’s business, financial condition, and results of operations.

     Accrued Special Charge for Legal Matters

      During December 2001, the Company recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the continued defense and resolution of pre-Merger tax claims, Merger-related claims, the Aetna litigation and other commercial insurer claims. While the Company believes that its accruals reasonably estimates the Company’s currently anticipated costs in connection with the continued defense and resolution of these claims, no assurances can be given that the actual costs incurred by the Company will not exceed the amount of these accruals.

ITEM 4.     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

      The Company held its Annual General Meeting of Shareholders on May 22, 2002.

      Four resolutions were presented for approval at the Annual General Meeting by the Ordinary shareholders, as follows:

		Votes

Resolution		Yes	No	Abstention

1	Resolution on appropriation of the distributable profit in the amount of Euro 168,302,973.10 as follows:	43,685,180	459	475
	Dividend payment of Euro 0.85 per ordinary share Dividend payment of Euro 0.91 per preference share Amount carried forward to new account Euro 84,982,350.82

2	Resolution to approve the activities of the Management Board during the 2001 fiscal year	43,636,953	1,060	48,101

3	Resolution to approve the activities of the Supervisory Board during the 2001 fiscal year	43,637,567	895	47,652

4	Selection of the auditor for the 2002 fiscal year	43,682,646	795	2,673

PART II

OTHER INFORMATION — (Continued)

ITEM 6.	EXHIBITS AND REPORTS ON FORM 8-K/6-K

     (a) Exhibits

Exhibit No.	Item

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

     (b) Reports on Form 8-K/6-K

      During the three-month period ended June 30, 2002, the Company filed four reports on Form 6-K.

      The dates of the reports and the information reported in each are as follows:

Date of report	Information Reported

April 29, 2002	Supplemental information for the 2002 annual meeting of shareholders
April 29, 2002	Annual Report to Shareholders for 2001 (filed as a paper filing)
May 1, 2002	Earnings press release for the three months ended March 31, 2002
May 23, 2002	Financial statements of the Company as of and for the three months ended March 31, 2002

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:     August 15, 2002

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

By:	/s/ DR. BEN LIPPS

Name: Dr. Ben Lipps
Title: Chairman of the Management Board

By:	/s/ DR. ULF M. SCHNEIDER

Name: Dr. Ulf M. Schneider
Title: Chief Financial Officer